

IMPERIAL

Imperial Oriental

82-1257

1 May 2003



03022110

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the ASX Quarterly Activities and Cashflow Report for the Period Ended 31 March 2003 lodged with the Australian Stock Exchange Limited on 30 April 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2003

TIME: 15:47:22

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Third Quarter Activities Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/04/2003

TIME: 15:47:33

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Third Quarter Cashflow Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


IMPERIAL

QUARTERLY REPORT TO 31 MARCH 2003

TO AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial One Limited for the period 1 January 2003 to 31 March 2003.

BEMAX RESOURCES NL 16.39%

HIGHLIGHTS

Pooncarie Mineral Sands Project (100%)

Project Finance

* Offers of debt financing expected by on or before the end of May 2003 with equity component currently being pursued.

* Final project go-ahead now subject only to the finalisation of acceptable financing arrangements, which are scheduled for completion during August 2003.

* Reduction in project risks and improvement in project economics from work completed in latter part of 2002 independently validated by Financier's Independent Technical Expert, Behre Dolbear.

* Project capital cost of A$180 million determined following construction contract tender processes and nomination of preferred tenderer status to Neumann, Kerman and Ausenco.

Sales and Marketing

* Over 90% of mineral production from the Ginkgo Deposit committed following formal execution of key sales off-take or agency agreements.

* Output of Ilmenite, Leucoxene and Zircon committed to major US firm, EI du Pont de Nemours & Co Inc ("DuPont").

* Significant portion of Rutile output committed with The National Titanium Dioxide Co Ltd ("Cristal") of Saudi Arabia.

Snapper Deposit Feasibility Study

* Completion of the feasibility study on Snapper demonstrates that this deposit shows robust economics and forms a natural adjunct to the initial Ginkgo operations.

* Current flowsheet design for the Broken Hill Mineral Separation Plant also applicable to process heavy minerals from Snapper.

Corporate

* Shareholders approved conversion of the Cristal convertible note which funded BeMaX's $10 million payment for the Probo Mining Limited acquisition.

* New director nominated by Cristal appointed to the BeMaX Board.

1 Introduction

BeMaX Resources NL ("BeMaX") achieved 100% ownership of the Pooncarie Mineral Sands Project in December 2002 after acquiring the remaining 25% BIP Joint Venture party, Probo Mining Limited ("Probo").

The Pooncarie Mineral Sands Project comprises the Ginkgo and Snapper deposits located 200km south of Broken Hill and 40km west of Pooncarie (Figure 1), which are two of the largest coarse-grained mineral sands deposits currently delineated in the Murray Basin Mineral Sands Province. A mining operation based on these deposits would produce the high-value mineral zircon in additional to the titaniferous products rutile, ilmenite and leucoxene.

The Ginkgo Mine and the associated Broken Hill Mineral Separation Plant ("MSP") is the first, and currently the only, fully permitted major mineral sands project in the New South Wales sector of the Murray Basin. Feasibility studies completed on Snapper indicate that its inclusion after year 7 of operations at Ginkgo would considerably extend the project life and add significant economic benefits.

The capital cost of the initial development at Ginkgo has been forecast at A$180 million after an extensive tender process. The life of the project is expected to be 20-25 years based upon Ginkgo and Snapper alone. Over 90% of the production from the project is subject to sales contracts with El du Pont de Nemours & Co Inc ("DuPont") and The National Titanium Dioxide Co. Ltd ("Cristal") of Saudi Arabia.

BeMaX's wholly owned and joint venture mineral sands interests in strategically situated tenements throughout the New South Wales sector of the northern Murray Basin cover over 6,200km 2 (Figure 1) and contain a global resource of over 42 million tonnes of Heavy Mineral ("HM").

Most of this global resource is contained in the Pooncarie area and represents a significant portion of the total announced resources of 110 million tonnes of HM in the Murray Basin. The additional resources in the Pooncarie region are expected to significantly add to the project life.

Following the consolidation of Project ownership in December 2002, the Financial Advisor to the Project, ABN AMRO Australia Limited, released an Information Memorandum ("IM") to potential debt financiers in December 2002. Based upon advice from ABN AMRO, firm offers of the debt component of the project financing are expected on or before the end of May. The directors continue to explore various structures for obtaining the equity component of the project financing requirements.

2 Pooncarie Mineral Sands Project ML1504, EL5474 (BeMaX 100%)

2.1 Project Schedule

A final development decision on the Pooncarie Mineral Sands Project is now subject only to the completion of acceptable project financing arrangements. The project development schedule (Table 1) has been revised to reflect the current expectation of the achievement of project finance financial close during August 2003.

MILESTONE	PREDICTED COMPLETION TIME
Project financing finalised	August 2003
Site works commencement	Sept 2003
Construction period	Sept 2003 - Dec 2004
Commence plant commissioning	Jan 2005
First product to market	First half 2005

Table 1. Pooncarie Project Development Schedule

2.2 Project Background

The Pooncarie Project includes the Ginkgo and Snapper deposits in the northern Murray Basin (Figure 2), a Mineral Separation Plant in Broken Hill, and associated infrastructure including connecting haul roads and rail/port facilities.

Ginkgo, located 200km south of Broken Hill and 120km north of Mildura, has a Proved and Probable Reserve of 184 million tonnes (Mt) averaging 3.1% HM and containing 5.7Mt HM. A Mining Lease was granted over Ginkgo in March 2002. The Snapper deposit, situated 10km to the southeast of Ginkgo, contains a similar HM quantity to that of Ginkgo in a Measured Resource of 99.5Mt averaging 5.4% HM at a 1% HM cut-off. A Mining Lease Application has been lodged over Snapper. Recently completed feasibility studies confirm that the inclusion of Snapper would considerably extend the project life to 20-25 years and add significant economic benefits.

2.3 Project Financing

The Financial Advisor to the Project, ABN AMRO Australia Limited, distributed an Information Memorandum and Terms Sheet to selected potential project debt financiers in December 2002. During the March 2003 quarter these parties continued commercial and technical evaluations of the project.

BeMaX and ABN AMRO continued to work closely with potential financiers to establish acceptable funding costs and maximise the debt funding level has indicated that it expects offers of the debt finance component of the project financing to be received on or before the end of May 2003.

The Company is also considering the most advantageous equity and subordinated debt funding structure for the Project, taking into account the current state of equity markets. Various structures are being considered by the Board to minimise the level of dilution of existing shareholders. These could include the introduction of a Joint Venture participant to support the equity component of the funding package.

2.4 Project Development

During 2002, significant metallurgical and engineering enhancements were completed to a high level of confidence by laboratory and high capacity pilot plant testwork prior to commencement of detailed design for the Pooncarie Project.

An open tender process based on the predetermined engineering scope for the major processing plants was launched in December 2002, and outcomes were analysed by the Company during February 2003. During the tender process the Company had also invited contributions from the Contractors to implement cost effective amendments without compromising the process integrity or the performance guarantees sought by project financiers.

This tender process has now been completed with the selection as preferred tenderers of Kerman Contracting Ltd for the wet plant, Neumann Equipment Pty Ltd as the dredge supplier and Ausenco

Limited for the MSP and roaster. All of the contractors will provide Lump Sum Turnkey ("LSTK") prices and supply guarantees with respect to performance. Garraway Earthmoving Pty Ltd has been selected as the predevelopment earthworks contractor. Decisions on the preferred contractors for the Heavy Mineral Concentrate ("HMC") haulage, road construction and overburden removal will be made in the June 2003 quarter.

The Company also continued to prepare applications for minor licences and approvals during the March quarter, including the Safety Management System, water licences, easements and ongoing management for sites of cultural significance. Many of these items are not required for project commencement, but the company considers it prudent to proactively arrange these items during project lead-up.

2.5 Marketing

Over 95% of the product value and comprising over 90% of the total product tonnage to be recovered from the Ginkgo deposit has now been committed to firm long term off-take agreements with E I du Pont de Nemours & Co Inc ("DuPont"), a major North American pigment producer and global industry leader, and The National Titanium Dioxide Co Ltd ("Cristal") of Saudi Arabia.

The DuPont agreements were announced 7 January 2003, and relate to executed sales contracts for the Ilmenite and Leucoxene, and a sales agency agreement for the Zircon products. The Cristal contract for Rutile was announced during the December 2002 quarter.

While the sales contracts with both off-take parties contain a condition precedent regarding the closure of project financing, the completion of these sales agreements is a major milestone in satisfying requirements for securing finance for project development.

2.6 Snapper Feasibility Study
EL 5474 (BeMaX 100%)

The Snapper deposit is situated 10km to the southeast of Ginkgo. A feasibility study completed during the March 2003 quarter to a level of accuracy of +/-25% verified the importance of Snapper's potential economic contribution to the Pooncarie Project as a satellite operation. Its proximity to the Ginkgo site provides significant economies of scale in the key areas of infrastructure and labour resources, and could extend the Project's mine life to approximately 25 years. It is currently anticipated that Snapper will be brought into production during year 6-7 of the Ginkgo mining operations in order to optimise concentrate production from the two deposits.

The Snapper deposit comprises a Measured Resource containing 99.5Mt of HM at an average 5.4% HM. Technical details concerning the deposit, delineation drilling program and the resource estimation were announced on 22 October 2002.

The Snapper resource has various mining and metallurgical similarities to Ginkgo, in that it contains a high grade core, straddles the water table, is amenable to low cost dredge mining, and displays very low slimes and oversize contents at 2.3% and 0.12% respectively. The feasibility study was based upon using similar mining and processing techniques to those planned for Ginkgo.

The wet plant testwork resulted in good HMC recoveries without major technical adjustments. While Snapper contains more altered ilmenite minerals than those present in the Ginkgo deposit, tests indicated that the MSP metallurgical circuits designed for Ginkgo are suitable for processing Snapper materials after adjustment to the operating settings of the process equipment. Thus the Broken Hill MSP will be capable of processing HMC from both the Ginkgo and Snapper deposits, most likely by campaign processing material by source.

Snapper ilmenite is even more amenable to treatment by roasting to reduce chrome levels and other diluents, in part due to the fact that the ilmenite minerals have undergone more alteration than is generally seen within the Ginkgo orebody.

3 Exploration

3.1 Global Resource

BeMaX's total mineral sands resource within its strategically held northern Murray Basin tenements totals over 42 Mt of HM. The Company will seek to continue to increase this resource during its 2003 drilling programme and through the application for new exploration tenements.

3.2 Programme and Relinquishments

During the March 2003 quarter the Company finalised scoping studies conducted over various wholly owned and joint venture properties to outline their economic potential. The exploration programme for these areas for 2003 is based on their relative prospectivity and Department of Mineral Resources expenditure requirements.

Several tenements or regions that were assessed as being non-prospective were partly or wholly relinquished during the March 2003 quarter (refer Appendix 5B).

No drilling was conducted on any of the Company's tenements during the March 2003 quarter.

4 Corporate

4.1 Extraordinary General Meeting - Cristal Convertible Note

At an extraordinary general meeting held on 24 January 2003, shareholders approved the convertibility of the $10 million note issued by BeMaX to Cristal's wholly owned Australian subsidiary, Cristal Australia Pty Ltd ("Cristal Australia"), in December 2002. Shareholders also agreed to grant a top-up right to Cristal Australia to enable it to subscribe for additional BeMaX shares following any future equity offering to maintain its proportionate equity interest in the Company.

The convertible note was issued to Cristal Australia in consideration for its funding of the initial $10 million cash payment to Sons of Gwalia Limited for the acquisition of Probo Mining Limited by BeMaX. This acquisition resulted in BeMaX achieving 100% ownership of the Pooncarie Mineral Sands Project.

The note is convertible into BeMaX shares at 30 cents per share, which would result in the issue of approximately 33.3 million ordinary BeMaX shares. Whilst automatic conversion of this note is still subject to the attainment by BeMaX of acceptable firm commitments for project financing by 1 June 2003, Cristal Australia now has the optional right to convert before project financing offers are received. Upon conversion of the note, Cristal Australia would own approximately 18.8% of the issued share capital of BeMaX.

The Company is currently in discussion with Cristal regarding the terms under which Cristal Australia would agree to extend the 1 June 2003 deadline, if required. As noted above in Section 2.3, ABN AMRO has indicated that it expects indicative debt financing offers to be received on or before the end of May 2003. If the 1 June 2003 deadline is not met, nor an extension agreed, Cristal Australia may require the funding to be repaid, in which case the Company would have 90 days from demand for payment being made to do so. Prior to conversion, the note is secured against the shares of Probo.

The funding arrangement between BeMaX and Cristal contains other provisions relating to underwriting support for project financing and a major product off-take arrangement. Further details are noted in the December 2002 Quarterly Report.

4.2 Appointment Of Director

In recognition of Cristal's support for the acquisition of Probo and development of the Pooncarie Mineral Sands Project, the funding agreement with Cristal also contained a provision relating to appointment of a director nominated by Cristal.

The BeMaX Board was pleased to appoint Mr Antoine (Tony) Shirfan of The National Titanium Dioxide Co Ltd as a non-executive Director, and Mr Peter Carroll of Cristal Australia Pty Ltd as Mr Shirfan's Alternate, on 26 February 2003.

CATCHA LIMITED (13%)

Catcha remains on track to strongly increase half-year revenues beyond the previous corresponding period.

The Company remains steadfastly focused on the Gen-X market and determined to become one of the leading Gen-X media/entertainment groups in S E Asia.

In early Q1 Catcha dropped the .com from its name. The transformation from a pure dot-com to a diversified Gen-X media owner is now complete with self standing publishing and events divisions part of the group. The name enhancement recognises the fact that Catcha has grown such that internet now represents 1/3 of activities.

The strategy to specialise in the Gen-X market across three media platforms lets Catcha offer clients a one-stop approach that maximises reach, frequency and effectiveness. Each quarter finds more clients working on integrated campaigns. Some Q1 examples were;

- Heineken's Thirst Campaign (Malaysia); Extensive use of catcha.com.my (web design and media) and JUICE Malaysia
- Heineken (Singapore); CRM and database support and JUICE Singapore
- NTUC; Strong database acquisition across JUICE Online, Catcha.com.sg and JUICE Singapore
- Stella Artois; Title sponsor of Starlight Cinema (Singapore) and regular JUICE campaigns (see www.starlightcinema.com). Starlight Cinema expanded it's series to launch Stella Artois Screen Starlight Cinema Classics. Classic movies were successfully screened over three nights at Fort Canning, Singapore.

GOING FORWARD

Q2/Q3 will see significant investment to develop the following initiatives;

Internet With 1.5m members, revamped Catcha and Juiceonline portals are on the way, with content more closely integrated.

Publishing JUICE Style - A quarterly spin-off from JUICE focusing primarily on fashion in June.

JUICE Lite - A monthly pocket-sized version of JUICE delivered direct to the consumer in partnership with SALEM.
PM - A new lifestyle publication focusing on the 25 + urban lifestyle demographic group in May.

Events Stella Artois Screen Starlight Cinema 2003 - Asia's largest outdoor cinema festival, over 25,000 expected.

Evian presents Starlight Cinema Short Film Festival - Phenomenal response to date with 100 pre-registrations.

Mud Rock Fest 2003 KL - See 15,000 hard core head bangers go nuts for 12 hours.

EXPLORATION TENEMENTS

EL 4428, Victoria (13%)

No exploration activities were undertaken during the quarter.

MAY DAY PROJECT

EL 1361, NSW 100%

Rehabilitation work at the site has been completed. A site inspection was conducted with representatives of the Department of Mineral Resources and other statutory authorities on 27 March 2003.

LEGAL PROCEEDINGS

Proceedings commenced by Rupert Company Limited alleging that the Company engaged in misleading and deceptive conduct by failing to send a prospectus and entitlement form to it in November 1999 in relation to a proposed issue of options was held before master Harrison in the Common Law Division of the Supreme Court of New South Wales during the period 9-13 December 2002.

In a judgement dated 28 March 2003 the court ordered that:

1) The statement of claim against the Company be dismissed.

2) Rupert Company Limited is to pay the Company's costs as agreed or assessed.

Yours faithfully



Bruce McLeod
Director

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial One Limited

ABN

29 002 148 361

Quarter ended ("current quarter")

31 March 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (9 months) $A
1.1	Receipts from product sales and related debtors	-	1,746,360
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	-	(1,667,657)
	(d) administration	(84,063)	(229,676)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	424	1,238
1.5	Interest and other costs of finance paid	(7,632)	(11,256)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(91,271)	(160,991)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	(4,278)
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	621,289	747,360
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	(10,398)
1.11	Loans repaid by other entities	(513,500)	(513,500)
1.12	Other (provide details if material)	-	(320,348)
	Net investing cash flows	107,789	(101,164)
1.13	Total operating and investing cash flows (carried forward)	16,518	(262,155)

1.13	Total operating and investing cash flows (brought forward)	16,518	(262,155)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	171,760
1.17	Repayment of borrowings	-	(25,000)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	-	146,760
	Net increase (decrease) in cash held	16,518	(115,395)
1.20	Cash at beginning of quarter/year to date	124,822	256,735
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	141,340	141,340

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	NIL
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

NIL

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	250,000	250,000
3.2	Credit standby arrangements	NIL	NIL

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	20,000
4.2	Development	NIL
	Total	**20,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	3,840	-
5.2	Deposits at call	137,500	137,500
5.3	Bank overdraft	-	(12,678)
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	141,340	124,822

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	390,098,152	390,098,152		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	NIL NIL	NIL NIL		
7.5	**+Convertible debt securities** *(description)*	NIL	NIL		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	NIL NIL	NIL NIL		
7.7	**Options** *(description and conversion factor)*	177,064,309 41,439,068 14,350,000 37,285,000	177,064,309 41,439,068 NIL NIL	*Exercise price* 20 cents 10 cents 9 cents 1 cent	*Expiry date* 31/7/2003 30/6/2004 6/7/2005 (exec options) 31/12/2006
7.8	Issued during quarter	NIL	NIL		
7.9	Exercised during quarter	NIL	NIL		
7.10	Expired during quarter	NIL	NIL		
7.11	**Debentures** *(totals only)*				

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30-4-2003
(~~Director~~/Company secretary)

Print name: ....

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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